GREENMAN TECHNOLOGIES, INC.
12498 Wyoming Avenue South
Savage, Minnesota, 55378

March 19, 2010

Via EDGAR
Mr. Ernest Greene and Ms. Tracy Houser
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:       GreenMan Technologies, Inc.
Form 10-K for the Year Ended September 300, 2009
Form 10-Q for the Period ended December 31, 2009
File No. 1-13776

Dear Mr. Greene and Ms. Houser:

This letter is in response to the comments made by the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in its correspondence dated March 10, 2010 (the “Comment Letter”) to GreenMan Technologies, Inc. (the “Company”) with respect to the filings referenced above.

Set forth below are the Company’s responses to the comments in the Comment Letter.  For your convenience, we have repeated your comments in bold.

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Form 10-K for the Year Ended September 30, 2009

Exhibits 31.1 and 31.2

1.           We note that you have omitted paragraph 4.c. of the Section 302 certifications in your fiscal year 2009 Form 10-K. In addition, we note that you have included the certifying officer’s title in the introduction. Please file an amendment to the Form 10-K to provide Section 302 certifications that conform exactly to the language in Item 601(b)(31) of Regulation S-K. Please note that the amendment needs only to contain the cover page, an explanatory note for the amendment, Item 9A, the signature page and paragraphs 1, 2, 4 and 5 of the Section 302 certification. Refer to Rule 12(b)-15 of the Exchange Act for guidance.

Response

Immediately prior to the delivery of this letter via EDGAR, the Company has filed Amendment No.1 on Form 10-K/A to the Form 10-K to provide Section 302 certifications that conform exactly to the language in Item 601(b)(31) of Regulation S-K. Pursuant to instructions in the Comment Letter, the Company has omitted paragraph 3 of such certifications.

Form 10-Q for the Period Ended December 31, 2009

Item 4. Controls and Procedures, page 18

2.           We note your disclosure that your “disclosure controls and procedures were (1) designed to ensure that material information relating to the company, including [y]our consolidated subsidiaries, is made known to [y]our chief executive officer and chief financial officer by others within those entities, particularly during the period in which this report was being prepared and (2) effective, that that they provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.” It appears that your conclusion relates to a portion of the definition of “disclosure controls and procedures,” as defined in Rule 13a-15(e) of the Exchange Act rather than the full definition. Please confirm to us that your disclosure controls and procedures are effective insofar as it relates to the full definition of disclosure controls and procedures, as defined in Rule 13a-15(e) of the Exchange Act. In addition, in future filings please either use the full definition of disclosure controls and procedures in your conclusions or state that your disclosure controls and procedures are effective or ineffective, without setting forth the definition.

Response

The Company supplementally confirms to the Staff that (i) its disclosure controls and procedures are effective insofar as they relate to the full definition of disclosure controls and procedures, as defined in Rule 13a-15(e) of the Exchange Act; and (ii) in future filings, the Company will either use the full definition of disclosure controls and procedures in its conclusions or state that its disclosure controls and procedures are effective or ineffective, without setting forth the definition.

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As part of this response letter, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this response or any further comments, please contact the undersigned at (781) 224-2411.

Very truly yours,

/s/  Charles E. Coppa

Charles E Coppa
Chief Financial Officer